Wolters Kluwer
Legal, Tax & Regulatory Europe



File No. 82-2683
RECEIVED
2006 MAR 22 P 1:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE



| Contact: | Yvette van Braam Morris<br>Communications Manager<br>Wolters Kluwer Legal, Tax & Regulatory Europe<br>+ 31 (0)20 6070 338<br>ybraammorris@wolterskluwer.com | Oya Yavuz<br>Vice President, Investor Relations<br>Wolters Kluwer nv<br>+ 31 (0)20 6070 407<br>ir@wolterskluwer.com |
|---|---|---|



## Wolters Kluwer Legal, Tax & Regulatory Europe Acquires Leading Legal Publisher Carl Heymanns KG in Germany

**Amsterdam, March 21, 2006 - Wolters Kluwer Germany, a leading publisher and information services provider, today announced that it has signed an agreement to acquire Carl Heymanns Verlag KG (Cologne), one of Germany's leading academic and legal publishers. The agreement on the acquisition of Heymanns Verlag is subject to approval by the German Cartel Office.**

Heymanns' strong market position, with its highly recognized brands and excellent portfolio of best-selling products in economic and public law as well as commercial litigation protection, will both strengthen Wolters Kluwer's position in Germany and add value for its customers. The combined strengths of Wolters Kluwer and Heymanns Verlag will provide a very strong offering to legal professionals based on their increasing informational demands and will rank Wolters Kluwer as the second largest professional publisher in Germany.

The acquisition is a strategic fit with Wolters Kluwer's position in Germany. Wolters Kluwer holds strong market positions in the fields of labor and family law (Luchterhand brand), construction law (Werner brand) and training for law students (JA and Werner Studienreihe) while Heymanns Verlag will complement this position with its undisputed presence in corporate & business law and intellectual property law. Heymanns Verlag will continue as the official publisher of decisions made by the German Supreme Courts.



"By integrating Carl Heymanns' offering into our existing portfolio we continue on our course of making valuable additions to our range of outstanding professional information, particularly for the legal profession," says Rolv Eide, CEO Wolters Kluwer Legal, Tax & Regulatory Europe. "In the legal German markets we see an increasing number of lawyers faced with more and more information on a daily basis; meanwhile the legal environment is becoming more competitive, and administration and courts have deficits in public budgets. Wolters Kluwer invests in new and innovative products that provide customers with fast and efficient access to professional information and services."

"We are very pleased with the agreement with Wolters Kluwer, all our shareholders decided in favor of selling to Wolters Kluwer," explains Andreas Gallus, Managing Director of Heymanns Verlag. "We are confident that our customer offerings will continue to develop as they benefit from Wolters Kluwer's strength in local markets and broad range of products and services.

Financial details on the agreement will not be disclosed.


06011844

Dlw 3/22

**About Wolters Kluwer**
Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Wolters Kluwer has been present in Germany for nearly 20 years. In 1987 the Hermann Luchterhand Verlag (Neuwied) was acquired. Today the knowledge and information publisher Wolters Kluwer Deutschland GmbH also owns the publishing houses Werner, R.S. Schulz, Carl Link, C.W. Haarfeld, the Jurion online service and the software provider AnNoText.
The focal areas of the Legal Publishing Group's portfolio include the extensive range of offerings for the legal specialist, products for 16 specialized legal fields and, with Werner Verlag, publications for specialists in the field of construction law.